4200 Republic Plaza 370 Seventeenth Street Denver Colorado 80202-5638 Telephone: 303.592.1500 Facsimile: 303.592.1510 www.mofo.com morrison foerster llp

beijing, berlin, boston,

brussels, denver, hong kong,

london, los angeles, new york,

northern virginia, palo alto,

san diego, san francisco, shanghai,

singapore, tokyo, washington, d.c.

June 24, 2020

By Edgar Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonny Oh

Re:	Arca U.S. Treasury Fund

Pr-effective Amendment No. 1 on Form N-2 File No. 333-236320

Pre-effective Amendment No. 7 on Form N-2 File No 811-23392

Dear Mr. Oh:

On behalf of Arca U.S. Treasury Fund (the “Registrant” or the “Fund”), we submit this response to comments received via telephone from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 16, 2020. The Staff’s comments related to the above-referenced Pre-Effective Amendment to the Fund’s Registration Statement on Form N-2 filed with the Commission on May 28, 2020 (the “Amendment”).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. The responses are also reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Registration Statement, filed with the Commission on June 24, 2020. Please note that the summary below excludes those comments related solely to typographical errors in the Amendment, all of which have been addressed in the filing made June 24, 2020.

Unless otherwise noted, capitalized terms used herein have the same meaning as in the Registration Statement. Where changes made in response to a comment relate to disclosure found in more than one place in the Registration Statement, conforming changes have been made throughout the document.

COVER PAGE

1.	In the third paragraph under the heading “The Offering,” please clarify that the Fund’s shares are characterized herein as digital securities.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

U.S. Securities and Exchange Commission June 24, 2020 Page Two

2.	In the sixth paragraph under the heading “The Offering,” the Fund uses the defined term “Blockchain Administrator” which is not defined elsewhere in the prospectus. Please define the term or remove the reference to a definition.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

3.	In the sixth paragraph under the heading “The Offering,” please clarify whether transfer restrictions will be programmed into the smart contract or the blockchain record.

Response: The Registrant confirms that transfer restrictions will be programmed into the smart contract; the disclosure has been revised to address the Staff’s comment.

4.	In the seventh paragraph under the heading “The Offering,” please change the reference to digital securities that are exchangeable into an underlying single asset on a 1:1 basis to “digital instruments.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

5.	In the eighth paragraph under the heading “The Offering,” please clarify how individual participants in peer-to-peer transactions can “use the blockchain” to negotiate prices at which such peer-to-peer transactions will occur.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

Prospectus Summary

6.	In the first sentence of the section entitled “Peer-to-Peer Transactions,” please clarify what “small increments” are. Please explain if shareholders decide the size of the transfers or if the fund will put any limits on the size or volume of peer-to-peer transactions.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

7.	In the third bullet under the heading “Peer-to-Peer Transactions,” the Fund uses the defined terms “Developer” which is not yet defined. Please define this term here or refer to the definition elsewhere in the prospectus.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

8.	In the second paragraph under the heading “Blockchain Administrator and Developer,” the use of the defined term “Developer” to identify a technology sub-contractor retained by the Fund’s blockchain administrator is confusing, in light of the conbtractual role of the blockchain administrator. Please revise the disclosure to clarify the use of this term.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

U.S. Securities and Exchange Commission June 24, 2020 Page Three

9.	In the second paragraph under the heading “Custodian, Transfer Agent and Administrator,” please add the following disclosure to the end of the third sentence: “and such update will be recorded and viewable on the Ethereum network as a subsequent transaction.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

10.	In the second paragraph under the heading “Repurchases of Shares,” there is a reference to the Fund accepting the total number of shares tendered in connection with required minimum distributions from IRA accounts. Please ensure that this disclosure is consistent with the fuller discussion of the Fund’s quarterly repurchase program elsewhere in the prospectus.

Response: The Registrant has determined not to make the Fund’s shares available to investors in individual retirement accounts at this time and has revised its disclosure to address the Staff’s comment.

11.	In the third paragraph under the heading “Repurchases of Shares,” the Fund discloses that it does not currently charge a repurchase fee, but that it may, in the future and subject to Board approval, charge a redemption fee that will not exceed 2% of the proceeds of a repurchase request. If the Fund discloses the possibility of a redemption fee of up to 2% of the value of redemption proceeds, please update the Fee and Expense table to disclose the effect such fee will have on the Fund’s expenses.

Response: The Registrant has no current intention to impose a redemption fee and notes that, prior to doing so, it would need to seek exemptive relief from the Commission. Accordingly, the Registrant has amended it disclosure to reflect that the Fund will, among other things, seek Board approval of such fee and will update the Fund’s registration statement prior to implementation and imposition of a redemption fee to reflect how such fee will effect the Fund’s fees and expenses.

12.	Please add the caption “Management Risk” to the first paragraph of the section entitled “Risks of Digital Securities.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

13.	In the first paragraph under the heading “Risk of Digital Securities,” please change the reference to “Bitcoin and other digital securities” to “bitcoin and other digital assets.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

14.	In the fifth sentence of the first paragraph under the heading “Risk of Digital Securities,” please revert the use of the phrase “maintain records and facilitate transactions” rather than “validate transactions.” Please also remove the following language at the end of that sentence: “,and the Fund’s management may be unable to successfully use blockchain technology to validate the ownership and transfer of ArCoins.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

U.S. Securities and Exchange Commission June 24, 2020 Page Four

15.	Please delete the first paragraph under the caption “Regulatory Risk” in the section entitled “Risk of Digital Securities.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

16.	In the last bullet point under the caption “Emerging Technology Risk,” please revise the disclosure to explain how the loss of a private key would impact the reliability of the Fund’s records, since the shareholder records are maintained by the Fund’s transfer agent, and not on the blockchain. Alternatively, please remove the reference to the Fund’s records.

Response: The Registrant confirms that the Fund’s records are maintained by the transfer agent. Accordingly, it has removed the reference to the Fund’s records in this bullet point.

17.	Please change the header “The Risks Related to Use of the Ethereum Blockchain” to “The Fee Risks Related to Use of the Ehereum Blockchain.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

18.	In the first paragraph under the heading “The Risks Related to Use of the Ethereum Blockchain,” please revise the discussion of how and when the Transfer Agent may impose the U.S. dollar equivalent of Ethereum transaction fees in a share purchase transaction. For example, will imposition of this fee reduce the investment amount?

Response: The Registrant has revised its disclosure to address the Staff’s comment.

19.	“Repurchase Agreement Risk” and “Portfolio Turnover Risk” are included as investment related risks in the Summary of Risks, but neither the use of repurchase agreements nor the possibility of high portfolio turnover risk are included in the Fund’s principal investment strategies. If these are principal investment risks of the Fund, please disclose the underlying investment strategies as principal investment strategies.

Response: The Registrant does not intend to use repurchase agreements in excess of 5% of the portfolio’s assets and does not anticipate that the portfolio turnover rate will be significant. Accordingly these risks have been removed from the Summary of Risks. However, because repurchase agreements may be used from time to time in the portfolio and the rate of portfolio turnover may be impacted by the Fund’s need to provide quarterly redemptions, these risks have been retained in the broader discussion of investment related risks later in the prospectus.

U.S. Securities and Exchange Commission June 24, 2020 Page Five

20.	In footnote 4 to the Fee and Expense table, please clarify that the expense limitation agreement will remain in effect for a one-year period after effectiveness of the Fund’s registration statement.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

21.	Please double check the calculations underlying the expense example table and update them as necessary, ensuring that the calculations take into account an investment of $1,000 and the effect of the expense limitation agreement.

Response: The expense example table has been updated.

About the Digital Securities

22.	At the end of the third sentence in the second paragraph of this section, please clarify that the Transfer Agent can initiate transactions in ArCoins on the Ethereum blockchain in order to correct erroneous transactions.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

23.	The Staff reiterates comment number 42 from the Registrant’s prior response letter dated May 28, 2020. Please clarify whether any changes should be made to the last paragraph of this section to reflect other possible actions by the Transfer Agent.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

Risk Factors

24.	Please reinsert the disclosure previously included in the first paragraph of “Structural Risks – Operational and Technology Risks” in this section.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

25.	Please add the disclosure in “Structural Risks – Reliance on the Transfer Agent” to the Summary of Risks in the prospectus summary.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

Management of the Fund

26.	Please supplementally confirm that the Transfer Agent has adopted written policies and procedures that address the Transfer Agent’s policies with respect to custody and control of assets, remediation and other matters applicable to registered transfer agents.

Response: The Fund confirms that the Transfer Agent has adopted such written policies and procedures, and that such policies and procedures have been provided to the Fund’s chief compliance officer for review.

U.S. Securities and Exchange Commission June 24, 2020 Page Six

27.	Since the Fund’s definitive records will be maintained by the Transfer Agent, please revise the section captioned “Blockchain Administrator and Developer” to clarify that the Transfer Agent will use the blockchain as a source of information for its records and, if there is a disputed or erroneous transaction, the shareholders can engage with the Transfer Agent to resolve any such dispute, and the Transfer Agent will update the Fund’s records and the blockchain to reflect any changes to transactions resulting from such dispute resolution process.

Response: The Registrant has added this disclosure to the section entitled “Transfer Agent and Administrator.”

28.	In the section captioned “Transfer Agent and Administrator,” please add the principal business address of each service provider.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

Quarterly Repurchase of Shares

29.	Please add disclosure this this section related to the Registrant’s intent to seek exemptive relief to allow repurchases on a monthly basis.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

30.	In the first numbered paragraph under “Repurchase Requests in Excess of the Repurchase Offer Amount,” please change the reference to 1,000 shares to a reference to 100 shares.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

31.	Please remove the third numbered paragraph under “Repurchase Requests in Excess of the Repurchase Offer Amount” or advise the staff of the basis for the statement.

Response: The Registrant has removed this disclosure to address the Staff’s comment.

Distribution Reinvestment Plan

32.	Since neither the Commission nor its staff has yet issued guidance regarding how a registered broker-dealer may maintain custody of digital securities in compliance with Rule 15c3-3 under the Securities Exchange Act of 1934, please remove the fourth paragraph in this section.

Response: The Registrant has removed this disclosure to address the Staff’s comment.

U.S. Securities and Exchange Commission June 24, 2020 Page Seven

Potential Future Fund Attributes

33.	The staff believes that the following sentence in the second paragraph of the section captioned “Risks Associated with Certain Potential Future Fund Attributes – Regulatory Risk” is overbroad: “None of the parties involved in such transactions, including the Transfer Agent, are licensed under the virtual currency or money transmission regulations of any state in the United States or registered with the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”).” Please revise the disclosure to reflect that a money services business (“MSB”) could purchase and transact in the shares as a principal for its own account. Alternatively, please supplementally confirm that under no circumstances will an MSB be involved in a transaction.

Response: The Registrant has revised the disclosure to address the Staff’s comment.

34.	The bullet point list under the heading “Risks Associated with Certain Potential Future Fund Attributes – Other Market Risks” is similar to, but does not exactly match the bullet point list under the heading “Risk Factors – Risks of Digital Securities – Emerging Technology Risks.” Please confirm if this is deliberate or revise the disclosure to be consistent.

Response: The Registrant notes that the list under the heading “Emerging Technology Risks” relates to the current offering, while the list under the heading “Other Market Risks” contemplates certain future attributes of the shares (e.g., the use of trading platforms). Accordingly, the lists are not meant to be exactly the same.

35.	Please add a bullet point to the list under the heading “Risks Associated with Certain Potential Future Fund Attributes – Other Market Risks” addressing the possibility that, due to a hacker intrusion or other cyberattack, the Transfer Agent or Developer could lose control of the smart contract program.

Response: The Registrant has revised the disclosure to address the Staff’s comment.

Statement of Additional Information – Repurchases and Transfers of Shares - Escheatment Laws

36.	Please confirm that if the Fund has to monetize shares subject to escheatment in order to submit the cash value of such shares to state regulators it will burn the underlying shares.

Response: In the case of escheatment, the shares will either be burned or taken out of circulation through the “revoke and reassignment” functionality within the ERC-1404 smart contract functionality underlying the Fund’s blockchain tokens.  Either way, the shares of the "original" owner will be extinguished.  The Registrant understands that the Transfer Agent has separately addressed this process with members of the Staff.

U.S. Securities and Exchange Commission June 24, 2020 Page Eight

Statement of Additional Information – Management of the Fund

37.	In the second paragraph of this section, please add a sentence disclosing that the independent members of the Fund’s board of trustees have retained “independent legal counsel” as defined in Rule 0-1(a)(6) under the 1940 Act.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

Part C – Item 25 - Exhibits

38.	Please note that certain documents purport to be incorporated by reference to Pre-Effective Amendment No. 5 to the Fund’s registration statement on Form N-2 (File No. 333-228303). The Staff notes that Pre-Effective Amendment No. 5 was withdrawn and thus such incorporation by reference is not valid.

Response: The Registrant has re-filed exhibits with the filing made as of the date hereof.

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 303-592-2237 or Susan I. Gault-Brown, Esq. at 202-887-1597.

Very truly yours,

/s/ Kelley A. Howes
Name:	Kelley A. Howes

Enclosures

cc:	Philip Liu, Arca Funds

J. Rayne Steinberg, Arca Funds

William Kotapish, Securities and Exchange Commission

Sumeera Younis, Securities and Exchange Commission

Susan I. Gault-Brown, Esq., Morrison & Foerster LLP

Richard Malinowski, Esq., Ultimus Fund Services

Marguerite C. Bateman, Esq. Vedder Price